February 20, 2025

Jeanne M. Jones
Executive Vice President and Chief Financial Officer
Exelon Corporation
Commonwealth Edison Company
10 South Dearborn Street
Chicago, Illinois 60603

       Re: Exelon Corporation
           Registration Statement on Form S-3
           Filed February 13, 2025
           File No. 333-284911
Dear Jeanne M. Jones:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Patrick R. Gillard, Esq., of Ballard Spahr LLP